THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

August 11, 2014

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	Hunt Mining Corp.
Amendment No. 5 to Form S-1
SEC File No. 333-182072

Dear Mr. Reynolds:

In response to your comment letter dated July 23, 2014 please be advised as follows:

General

1.	The disclosure relating to tax consequences has been included at page 94.

2.	Disclosure has been provided as requested. As disclosed, the distribution will be taxable and accordingly no tax opinion is required.

Plan of Operations During the Next Twelve Months

3.	The plan of operation has been revised to include the information you have requested for the next twelve months.

Financial Statements

4.	The financial statements through March 31, 2014 have been provided along with MD&A for said period.

Mr. John Reynolds
Assistant Director
RE:	Hunt Mining Corp.
Amendment No. 5 to Form S-1
SEC File No. 333-182072
August 11, 2014
Page 2

Exhibit Index

5.	Reference to the opinion of Conrad C. Lysiak with respect to certain tax matters has been removed.

Exhibit 23.4

6.	Exhibit 23.4 has been revised.

Very truly yours,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

cc:            Hunt Mining Corp.